PROSPECTUS

                                99,187,831 SHARES

                                  [Ortec Logo]

                            ORTEC INTERNATIONAL, INC.

                                  COMMON STOCK

         This prospectus relates to 99,187,831 shares of our common stock that may be sold from time to time by the Selling Stockholders listed under the caption "Selling Stockholders" on page 11. We will not receive any of the proceeds from the sale of the common stock sold which the Selling Stockholders receive upon the conversion of our Series B Preferred Stock or upon exercise of their warrants, but we will receive proceeds from the sale of our common stock issued upon the exercise of such warrants. See "Use of Proceeds."

         The shares are being registered to permit the Selling Stockholders to sell the shares from time to time in the public securities market. The Selling Stockholders may determine the prices at which they will sell the common stock, which prices may be at market prices prevailing at the time of such sale or some other price. The Selling Stockholders may sell the common stock through ordinary brokerage transactions, directly to marketmakers of our shares or through any other means described in the section "Plan of Distribution" beginning on page
14. We cannot assure you that the Selling Stockholders will sell all or a portion of the common stock offered under this prospectus.

Our common stock is traded on the Over the Counter Bulletin Board under the symbol "ORTC." On January 21, 2003, the last reported sale price of our common stock on the Over the Counter Bulletin Board was $0.47 per share.

                                 ---------------

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 3.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                                 ---------------

               The date of this Prospectus is January 21, 2003.

         You should rely only on the information contained or incorporated in this prospectus. We and the Selling Stockholders have not authorized anyone to provide you with information different from that contained or incorporated in this prospectus. The Selling Stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sale are permitted. The information contained or incorporated in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. In this prospectus and in documents incorporated in this prospectus, references to the "Company," "Ortec," "we," "us" and "our" refer to Ortec Interntional, Inc. and its wholly owned subsidiary, OrCel LLC.

                                TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Disclosure Regarding Forward-Looking Statements...........................3
Risk Factors..............................................................3
Use of Proceeds..........................................................10
Selling Stockholders.....................................................11
Plan of Distribution.....................................................14
Description of Securities................................................16
Legal Matters............................................................25
Experts..................................................................25
Information With Respect to Ortec International, Inc.....................25
Where You Can Find More Information......................................26
Information Incorporated by Reference....................................27
SEC Position on Indemnification for Securities Act Liabilities...........28

                 DISCLOSURE REGARDING FORWARD LOOKING STATEMENTS

         This prospectus includes "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements included or incorporated in this prospectus regarding the potential market revenues from the sale of our OrCel product, the number of patients with medical conditions who can be treated with OrCel, the clinical trials for OrCel, future approvals by the United States Food and Drug Administration (the "FDA") and other plans and objectives for the future and assumptions and predictions about future supply, manufacturing, costs and sales and future financing we may secure are all forward looking statements. When we use words like "intend," "anticipate," "believe," "assume," "estimate," "plan" or "expect," we are making forward looking statements. We believe that the assumptions and expectations reflected in such forward looking statements are reasonable, based on information available to us on the date of this prospectus, but we cannot assure you that these assumptions and expectations will prove to have been correct or that we will take any action that we may presently be planning. We have disclosed certain important factors that could cause our actual results to differ materially from our current expectations under "Risk Factors" elsewhere in this prospectus. You should understand that forward looking statements made in connection with this offering are necessarily qualified by these factors. We are not undertaking to publicly update or revise any forward looking statement if we obtain new information or upon the occurrence of future events or otherwise.

                                  RISK FACTORS

         We do not have Sufficient Funds to Bring Our Product for Use by Large Patient Populations to Market, Which Impacts Our Continued Viability.

         We anticipate that the proceeds we received from our recent private placement sale of 938.2742 shares of our Series B Convertible Preferred Stock and convertible notes is sufficient to meet our cash requirements through approximately March 1, 2003, assuming that we will not incur unexpected costs. Before the end of that period we will be required to raise additional funds to complete our human clinical trials for use of our product for the treatment of venous stasis ulcers and produce and market our OrCel product. We expect to obtain additional funds through collaborative arrangements with a pharmaceutical sales company and through the sale of our securities to the public and through private placements, debt financing or short-term loans.

         Our capital funding requirements depend on numerous factors, including:

         o the progress and magnitude of our research and development programs;

         o    pre-clinical testing and clinical trials;

         o the time involved in obtaining regulatory approvals for the commercial sale of our OrCel product to treat venous stasis ulcers and, later, diabetic foot ulcers;

         o    the costs involved in filing and maintaining patent claims;

         o    technological advances;

         o    competitive and market conditions;

         o    our ability to establish and maintain collaborative arrangements;

         o    our cost of manufacturing scale up; and

         o the cost and effectiveness of commercialization activities and arrangements.

         Our failure to obtain additional financing will have a material adverse effect on our business, results of operations and financial condition. We have no current commitments from any persons that they will provide any additional financing. Additional financing may result in dilution for our then current stockholders.

         Unless We Secure Additional Financing We Will not be Able to Continue to Operate Our Business.

         In 2001, our OrCel product received FDA approval for the commercial treatment of donor site skin wounds and the treatment of recessive dystrophic epidermolysis bullosa during reconstructive hand surgery. We are currently conducting an FDA clinical trial for the use of OrCel for the treatment of venous stasis ulcers. We will need to secure additional financing to complete that human clinical trial, and to conduct a human clinical trial for the use of OrCel for the treatment of diabetic foot ulcers and to produce and market OrCel for use by the larger patient populations for treatment of venous stasis ulcers and diabetic foot ulcers. We may not be able to secure such financing nor may we be able to reach these larger markets with funds that we may be able to raise. We are also likely to continue to encounter difficulties which are common to development stage companies, including unanticipated costs relating to development, delays in the testing of products, regulatory approval, compliance and competition.

         We are Subject to Extensive Governmental Regulation.

         Our business is subject to extensive regulation principally by the Food and Drug Administration in the United States and corresponding foreign regulatory agencies in each country in which we intend to sell our product. These regulations affect:

         o    Product marketing clearances or approvals;

         o    Product standards;

         o    Packaging requirements;

         o    Design requirements;

         o    Manufacturing and quality assurance;

         o    Labeling;

         o    Import and export restrictions; and

         o    Tariffs and other tax requirements.

         We May not be Able to Obtain FDA Approval for the Sale of OrCel to Treat Venous Stasis Ulcers and Diabetic Foot Ulcers.

         Pursuant to the Federal Food Drug and Cosmetic Act and regulations promulgated thereunder, the FDA regulates the manufacture, distribution and promotion of medical devices in the United States. OrCel is regulated by the FDA as a medical device. We must receive pre-market approval from the FDA for any commercial sale of our product. Before receiving such approval we must provide proof in human clinical trials of the safety and efficacy of OrCel. Pre-market approval is a lengthy and expensive process.

         Although we have already received FDA approval for the commercial sale of OrCel for the treatment of donor site skin wounds and the treatment of recessive dystrophic epidermolysis bullosa during reconstructive hand surgery, these are not medical conditions with large patient populations and we have not yet been able to profitably market our product in only its fresh (non-cryo-preserved) form for the treatment of those conditions. We may not obtain FDA approval for the commercial sale of OrCel for the treatment of venous stasis ulcers and diabetic foot ulcers, both of which have larger patient populations and for which we expect to receive FDA approval to market our product in its cryo-preserved form. The sale of OrCel for the treatment of these two medical conditions, especially in its cryo-preserved form, represents a substantial potential market for the use of OrCel. If we do not obtain FDA approval for the use of OrCel for the treatment of venous stasis ulcers and diabetic foot ulcers, it would have a material adverse effect on our results of operations and financial condition.

         Periodic FDA Inspections May Delay Our Efforts to Sell and Market
OrCel.

         According to federal regulations, the FDA is required to periodically inspect the facilities we use to manufacture our OrCel product and where we maintain our records. Our manufacturing facilities must be in compliance with the FDA's good manufacturing processes standards. We must also be in compliance with the FDA's record keeping, reporting, product testing, design, safety and labeling requirements. Such regulatory compliance increases our operating costs. If the FDA deems that we are not in compliance with any of its regulations, we will be unable to manufacture, sell or market our OrCel product until the FDA deems that we are in compliance with those regulations. Any event of non-compliance with the FDA's regulations may have an adverse material effect on our business, results of operations and financial condition.

         The Medical Community May Not Accept Our Products

         Market acceptance for OrCel will depend upon a number of factors, including:

         o The receipt and timing of FDA regulatory approvals for OrCel for the treatment of venous stasis ulcers and diabetic foot ulcers.

         o The establishment and demonstration in the medical community and among health care payers of the clinical safety, efficacy and cost effectiveness of OrCel.

         o Acceptance by the medical community of OrCel for the treatment of the medical conditions that it is intended to treat.

         o    Our ability to enter into favorable agreements to distribute OrCel

         Because OrCel is Our Only Product, Our Failure to Sell OrCel on a Profitable Basis Might Limit Our Ability to Continue Our Operations.

         To date, OrCel is the only product that we have developed. In the event we fail to develop additional products, or if the FDA does not grant us approval to use OrCel for the treatment of venous stasis ulcers and diabetic foot ulcers, or if OrCel is not favorably received by the medical community or it becomes obsolete, we will be unable to become profitable and we may be required to discontinue our operations.

         Our Potential Competitors Have Greater Financial and Other Resources Than Us and May Soon Resume Selling a Similar Product.

         We previously considered Organogenesis, Inc. and Advanced Tissue Sciences, Inc. to be our principal competitors because each of them was previously manufacturing and selling a tissue engineered product approved by the FDA for the treatment, in the case of Organogensis' Apligraf, of both venous stasis and diabetic foot ulcers, and in the case of Advanced Tissue Sciences' Dermagraft for the treatment of diabetic foot ulcers. Advanced Tissue Sciences' Dermagraft was manufactured in a cryopreserved form while Organogenesis' Apligraf was not. However, in 2002 both Organogenesis and Advanced Tissue Sciences filed for bankruptcy protection and both have, at least temporarily, discontinued the sale of their products. Advanced Tissue Sciences had entered into a joint venture agreement with Smith & Nephew, a major pharmaceutical company, for the distribution of Dermagraft. According to publicly available information Smith & Nephew has purchased Advanced Tissue Sciences' half interest in their joint venture. We believe that Smith & Nephew will resume manufacturing and selling Dermagraft. Organogensis had entered into an agreement with Novartis Pharmaceuticals, also a major pharmaceutical company, for Novartis to distribute Organogenesis' Apligraf. As a result of Organogenesis' bankruptcy that distribution agreement was modified to terminate on June 30, 2003. Organogensis has announced that it plans to resume manufacturing and selling its Apligraf product. Smith & Nephew, and any pharmaceutical company that may distribute Apligraf in the future, is substantially larger than we are and has significantly greater resources than we have. The biomedical field is continually undergoing rapid and significant technological changes. Other companies may succeed in developing other products that are more effective than OrCel. If such new products are accepted by the medical community, or if those products receive FDA approval for treatment of venous stasis and diabetic foot ulcers before OrCel does, or if other companies develop products that are more effective than OrCel, any such developments may have a material adverse effect on our business, results of operations and financial condition.

         We Rely on a Limited Number of Key Suppliers to Manufacture OrCel.

         The raw materials that we use to manufacture OrCel come from a limited number of key suppliers. Bovine collagen sponges, a key component of OrCel, comes from one supplier who produces the sponges to our specifications. We have no written agreement with that supplier obligating the supplier to supply sponges to us. If we are required to secure another source for bovine collagen sponges, we would encounter additional delay and expense in manufacturing OrCel. We also rely on a limited number of outside suppliers to supply other materials that we use in the manufacture and testing of OrCel. If we are required to replace any or all of our suppliers it would have a material adverse effect on our business, results of operations and financial condition.

         We Depend on Our Patents and Proprietary Technology.

         Although we have three United States patents and ten international patents issued, and two United States and four international patent applications pending, for our technology and processes, our success will depend, in part, on our ability to maintain trade secret protection for our technology. One patent was granted to us by the European Patent Office after our patent application was challenged by Advanced Tissue Sciences. Advanced Tissue Sciences has appealed that determination in our favor. The validity and breadth of claims in medical technology patents involves complex legal and factual questions and, therefore, are highly uncertain. We do not know if any pending patent applications or any future patent application will issue as patents, that the scope of any patent protection obtained will be enough to exclude competitors, that any of our patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of the patents and other proprietary rights held by us. We do not know if others have or will develop similar products, duplicate any of our products or design around any of our patents issued or that may be issued in the future. In addition, whether or not patents are issued to us, others may hold or receive patents which contain claims having a scope that covers aspects of our products or processes.

         Several of our competitors, including Advanced Tissue Sciences, Inc., have been granted patents relating to their particular skin technologies.

         We successfully defended challenges to our United States and European patents in the respective patent offices where those patents were issued. However, those successful defenses do not preclude future challenges in court. The dismissal of the challenge to our patent in Europe has been appealed. We do not know if any of the other patents issued to us will be challenged, invalidated or circumvented. Patents and patent applications in the United States may be subject to interference proceeding brought by the U.S. Patent and Trademark Office, or to opposition proceedings initiated in a foreign patent office by third parties. We might incur significant costs defending such proceedings and we might not be successful.

         We may Lose our U.S. Patents, Patent Applications and Trademarks Because of Security Interests we Have Granted in Them.

         In August 2002 we entered into agreements with Paul Capital Realty Acquisition Fund, L.P. pursuant to which we agreed to pay to Paul Capital 3 1/3% of the end user sales prices paid for our product in the United States, Canada and Mexico through the period ending in 2011. As security for the performance of our obligations to Paul Capital, we have granted Paul Capital a security interest in all of our U.S. patents, patent applications and trademarks. If there are defaults on our part in our performance of our agreements with Paul Capital, including defaults occasioned by events beyond our control (such as our insolvency), and we are unable to pay Paul Capital the large amounts required to be paid by us because of our default, Paul Capital may foreclose its security interest in our U.S. patents, patent applications and trademarks and it is most likely that in such event we will have to discontinue our operations. We have also granted a security interest in our patents, patent applications and trademarks, junior to those granted to Paul Capital, to the investors in our Series B Convertible Preferred Stock financing to secure payments of dividends we are required to make to them.

         We May be Subject to Product Liability Claims

         OrCel is designed to be used in the treatment of medical conditions and diseases where there is a high risk of serious medical complications, amputation of the leg or death. Although we have obtained product liability insurance coverage in the amount of $2,000,000, such insurance coverage may not be adequate to protect us against future product liability claims. In addition, the cost of obtaining product liability insurance in the future may not be available to us on terms acceptable to us, if at all. Furthermore there can be no assurance that we will avoid significant product liability claims and the attendant adverse publicity. Any product liability claim or other claim with respect to uninsured or underinsured liabilities could have a material adverse effect on our business, results of operations and financial condition.

         We Are Dependent On Key Employees.

         The management of our day-to-day operations is handled by our executive officers. The development of our product is managed by a wide array of scientific personnel. The loss of the services of key employees could cause delays in our ongoing operations, and would have a material adverse effect on our business, results of operations and financial condition.

         The Market Price of Our Common Stock May be Highly Volatile.

         The market price of our common stock has ranged from $0.27 to $15.81 during the past three years. During the third quarter of 2002 our common stock was delisted from the Nasdaq SmallCap Market and we are now listed on the Over the Counter Bulletin Board. Factors that may effect the price of our Common Stock include:

         o    our ability to successfully market and sell our OrCel product,

         o    develop other products for sale,

         o our competitors' announcements concerning technological innovations,

         o    new commercial products or procedures,

         o    proposed government regulations,

         o developments or disputes relating to patents, trade secrets or proprietary rights and

         o the very substantial number of additional shares of our common stock we will have to issue upon conversion of our outstanding Series B Convertible Preferred Stock, the exercise of warrants to purchase the shares of our common stock we granted to the purchasers of our Series B Convertible Preferred Stock and to the placement agent who arranged such financing.

         Because We do not Intend to Pay any Dividends on Our Common Stock, an Investor in our Common Stock may Only Realize an Economic Gain From an Increase, if any, in the Market Price of Our Common Stock.

         We have never paid, and have no intentions in the foreseeable future to pay, any dividends on our common stock. Therefore, an investor in this offering, in all likelihood, will only realize a profit on his investment if the market price of our common stock increases in value.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by the Selling Stockholders in this offering of the shares of common stock to be issued to them upon conversion of our Series B Convertible Preferred Stock or already issued to them when they exercised the Series A Warrants and received by them as dividends on their Series B Convertible Preferred Stock.

         Assuming that the Selling Stockholders exercise of all of their Series B-1 Warrants, their Series B-2 Warrants, the Placement Agent Warrants and other warrants, we will receive net proceeds from such exercise of approximately $18.3 million. We intend to use such proceeds, if received, for conduct of our clinical trials, manufacturing start up for the production of our product in its cryo-preserved form, marketing of our product, arranging for third-party payment for use of our product and for other working capital and general corporate purposes. Other than such net proceeds we receive upon the Selling Stockholders exercise of their Series B-1 Warrants, their Series B-2 Warrants, the Placement Agent Warrants and other warrants, we will not receive any portion of the proceeds received by the Selling Stockholders from the sale in this offering of the shares of our common stock received by them upon their exercise of such warrants.

                              SELLING STOCKHOLDERS

------------------------------------------------------------------------------------------------------------------------
     Name of Selling Stockholder                  Common         Total Number of             Total           Percentage
                                                   Stock           Shares of               Number of        of Shares of
                                                   Owned         Common Stock to           Shares of           Common
                                                  Prior to       be Registered(1)           Common             Stock
                                                  Offering                                  Stock             Owned by
                                                                                           Owned by            Selling
                                                                                            Selling          Stockholder
                                                                                          Stockholder           After
                                                                                             After            Offering
                                                                                           Offering
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
Alpha Capital AG                                  314,880          1,464,650(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Bruce Falkin                                       24,649            114,554(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
David M. & Iry Ricci, JT                           41,081            190,922(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
DMG Legacy Fund LLC                               172,902            803,753(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
DMG Legacy Institutional Fund LLC                 933,672          4,340,288(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
DMG Legacy International Fund Ltd.              1,079,425          5,017,841(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Helena Curtis IRA                                  57,512            267,287(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
JHF Ventures L.P.                                 165,634            769,784(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Joseph Hoch                                        55,214            256,604(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Maria Molinsky                                     77,000            352,000(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Martin B. Margulies                                41,081            190,922(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Menachem and Sarah Genack                         264,845          1,122,375(2)             23,000                  *
------------------------------------------------------------------------------------------------------------------------
Otato Limited Partnership                         298,928          1,379,028(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Paradigm Group II, LLC                            305,633          1,420,429(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Paradigm Millenium Fund, L.P.                      79,029            367,525(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Pequot Healthcare Fund, L.P.                      262,967            277,125(2)            203,338                  *
------------------------------------------------------------------------------------------------------------------------
Pequot Healthcare Offshore Fund, Inc.             314,666            325,885(2)            244,545                  *
------------------------------------------------------------------------------------------------------------------------
Pequot International Fund, Inc.                 1,570,226          4,218,985(2)            652,158                  *
------------------------------------------------------------------------------------------------------------------------
Pequot Partners Fund, L.P.                      1,671,002          4,244,646(2)            747,413                  *
------------------------------------------------------------------------------------------------------------------------
Richard L. Feldman IRA                            164,318            763,668(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Rudolf Treitel                                    110,424            513,194(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Sargon Capital International Fund Ltd.          1,707,159          7,926,030(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
SDS Merchant Fund, L.P.                         2,466,816         11,458,118(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Stonestreet Limited Partnership                 2,786,168         12,811,768(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
William Konigsberg                                 41,081            190,922(2)                  0                  0
------------------------------------------------------------------------------------------------------------------------
H.C. Wainwright & Co., Inc.                       357,227            591,727(3)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Jason Adelman                                     314,212            504,212(3)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Matthew Balk                                            0             65,000(4)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Robert Nathan                                           0             19,500(4)                  0                  0
------------------------------------------------------------------------------------------------------------------------
James Doolan                                            0            117,000(4)                  0                  0
------------------------------------------------------------------------------------------------------------------------
Dov Shellef                                             0             36,000(5)                  0                  0
------------------------------------------------------------------------------------------------------------------------

*Less than 1%

         None of the Selling Stockholders has had any material relationship with the Company in the last three years.

                               (Notes to the above table begin on the next page)

(1) Assumes the conversion of all of the Selling Stockholders' shares of Series B Preferred Stock at an Alternative Conversion Price of $0.25
        per share and exercise of all of the Selling Stockholders' Series B-1 Warrants and Series B-2 Warrants. See "Description of Securities -- Series B Convertible Preferred Stock -- Conversion Price" for a complete description of conversion prices that may be higher and therefore decrease the number of shares of common stock to be sold by the Selling Stockholders. The number of shares of our common stock registered for sale and offered by this prospectus includes 36,102,289 additional shares issuable upon conversion of our Series B Preferred Stock because we agreed as part of the Series B Preferred Stock financing to register the larger number of shares of our common stock to register (i) dividends on our Series B Preferred Stock that we may pay in the future in our common stock and (ii) the additional shares of our common stock that we may be required to issue upon conversion of the Series B Preferred Stock in certain events. Such extra shares are not included in the number of to be registered shares in this column.

(2) The total number of shares of common stock listed as registered for each Selling Stockholder consists of the following (but does not include the extra shares referred to in Note (1) above).

-----------------------------------------------------------------------------------------------------------------------------
    Name of Selling Stockholder                     Number of Shares of Common             Issuable on           Issuable on
                                                  Stock Owned Immediately After           Conversion of          Exercise of
                                                        November 13, 2002:                  Series B              Series B-1
                                                                                            Preferred            Warrants at
                                                                                           Stock at an            $1.50 Per
                                                -------------------------------------      Alternative            Share and
                                                 As a Result         Received, in          Conversion             Series B-2
                                                of Exercise of        Advance, as         Price of $0.25         Warrants at
                                                   Series A           First Year's         Per Share of           $2.00 Per
                                                   Warrants           Dividends on            Common                Share
                                                                        Series B              Stock
                                                                     Preferred Stock
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Alpha Capital AG                                    224,914               89,966              899,656              249,914
-----------------------------------------------------------------------------------------------------------------------------
Bruce Falkin                                         17,606                7,043               70,424               19,481
-----------------------------------------------------------------------------------------------------------------------------
David M. & Iry Ricci, JT                             29,343               11,738              117,372               32,469
-----------------------------------------------------------------------------------------------------------------------------
DMG Legacy Fund LLC                                 123,500               49,402              494,000              136,851
-----------------------------------------------------------------------------------------------------------------------------
DMG Legacy Institutional Fund LLC                   666,906              266,766            2,667,624              738,992
-----------------------------------------------------------------------------------------------------------------------------
DMG Legacy International Fund Ltd.                  771,016              308,409            3,084,064              854,352
-----------------------------------------------------------------------------------------------------------------------------
Helena Curtis IRA                                    41,080               16,432              164,320               45,455
-----------------------------------------------------------------------------------------------------------------------------
JHF Ventures L.P.                                   118,310               47,324              473,240              130,910
-----------------------------------------------------------------------------------------------------------------------------
Joseph Hoch                                          39,438               15,776              157,752               43,638
-----------------------------------------------------------------------------------------------------------------------------
Maria Molinsky                                       55,000               22,000              220,000               55,000
-----------------------------------------------------------------------------------------------------------------------------
Martin B. Margulies                                  29,343               11,738              117,372               32,469
-----------------------------------------------------------------------------------------------------------------------------
Menachem and Sarah Genack                           172,746               69,099              690,984              189,546
-----------------------------------------------------------------------------------------------------------------------------
Otato Limited Partnership                           213,520               85,408              854,080              226,020
-----------------------------------------------------------------------------------------------------------------------------
Paradigm Group II, LLC                              218,309               87,324              873,236              241,560
-----------------------------------------------------------------------------------------------------------------------------
Paradigm Millenium Fund, L.P.                        56,449               22,580              225,796               62,700
-----------------------------------------------------------------------------------------------------------------------------
Pequot Healthcare Fund, L.P.                         42,592               17,037              170,368               47,128
-----------------------------------------------------------------------------------------------------------------------------
Pequot Healthcare Offshore Fund, Inc.                50,086               20,035              200,344               55,420
-----------------------------------------------------------------------------------------------------------------------------
Pequot International Fund, Inc.                     655,762              262,306            2,623,048              677,869
-----------------------------------------------------------------------------------------------------------------------------
Pequot Partners Fund, L.P.                          659,706              263,883            2,638,824              682,233
-----------------------------------------------------------------------------------------------------------------------------
Richard L. Feldman IRA                              117,370               46,948              469,480              129,870
-----------------------------------------------------------------------------------------------------------------------------
Rudolf Treitel                                       78,874               31,550              315,496               87,274
-----------------------------------------------------------------------------------------------------------------------------
Sargon Capital International Fund Ltd.            1,219,399              487,760            4,877,596            1,341,275
-----------------------------------------------------------------------------------------------------------------------------
SDS Merchant Fund, L.P.                           1,762,010              704,806            7,048,040            1,943,262
-----------------------------------------------------------------------------------------------------------------------------
Stonestreet Limited Partnership                   1,990,120              796,048            7,960,480            2,065,120
-----------------------------------------------------------------------------------------------------------------------------
William Konigsberg                                   29,343               11,738              117,372               32,469
-----------------------------------------------------------------------------------------------------------------------------

(3) Includes an aggregate of 424,500 shares of common stock issuable upon exercise of warrants issued to the placement agent in connection with the Series B Convertible Preferred Stock financing which closed on November 13, 2002. 7,000 warrants are exercisable at $0.001 per share and 417,500 warrants at $1.50 per share.

(4) Consist of shares of common stock issuable upon exercise of warrants issued to the placement agent in connection with the Series B Convertible Preferred Stock financing which closed on November 13, 2002. An aggregate of 119,000 warrants are exercisable at $0.001 per share and an aggregate of 82,500 warrants at $1.50 per share.

(5) Consists of shares of common stock issuable upon exercise of warrants at $4.50 per share.

                              PLAN OF DISTRIBUTION

         Shares to be sold in this offering are listed on the Over the Counter Bulletin Board.

         We have registered the shares of common stock we issued in connection with the sale of our Series B Convertible Preferred Stock and related warrants as well as the common stock issuable by us upon conversion of such Series B Convertible Preferred Stock and upon exercise of those warrants and of warrants we granted to the placement agent who arranged such private placement. We will not receive any of the proceeds from the sale by the Selling Stockholders of the shares of common stock issued upon conversion of the Series B Preferred Stock. However, we will receive proceeds from the sale of our common stock issued upon exercise of such warrants. We have also registered 36,000 shares of our common stock issuable by us upon the exercise of warrants we granted to one individual to settle litigation instituted against us. We will bear all fees and expenses incident to our obligation to register the shares of our common stock.

         The Selling Stockholders may sell all or a portion of the common stock beneficially owned by them and offered through this prospectus from time to time directly through one or more underwriters, broker-dealers or agents.

         If the common stock is sold through underwriters or broker-dealers, the Selling Stockholder will be responsible for underwriting discounts or commissions or agent's commissions. The common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

(1) on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale,

(2) in the over-the-counter market,

(3) in transactions otherwise than on these exchanges or systems or in the over-the-counter market,

(4) through the writing of options, whether such options are listed on an options exchange or otherwise,

or

(5) through the settlement of short sales.

         In connection with sales of these shares of our common stock or otherwise, the Selling Stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the common stock in the course of hedging in positions they assume. The Selling

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



Stockholders may also sell shares of common stock short and deliver shares of common stock to close out short positions, or loan or pledge shares of common stock to broker-dealers that in turn may sell those shares. If the Selling Stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, those underwriters, brokers-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal, which discounts, concessions or commissions as to particular underwriters, brokers-dealers or agents may be in excess of those customary in the types of transactions involved.

         The Selling Stockholders and any broker-dealer participating in the distribution of such shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, and any commission paid, or any discounts allowed to the broker-dealer may be deemed to be underwriting discounts or commissions under the Securities Act.

         Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless the shares have been registered or qualified for sale in the state or an exemption from registration or qualification is available and is complied with.

         We do not know whether any Selling Stockholder will sell any or all of the shares of common stock registered by the registration statement of which this combined prospectus forms a part.

         We will pay all expenses of the registration of the shares of common stock under the registration rights or other agreements we entered into with the Selling Stockholders, including SEC filing fees and expenses of compliance with state securities or "blue sky" laws, except that the Selling Stockholders will pay any underwriting discounts and selling commissions. We expect that our expenses for this offering, consisting primarily of legal, accounting and edgarization expenses, will be approximately $60,000.

         We will indemnify the Selling Stockholders against liabilities, including some liabilities under the Securities Act, in accordance with such registration rights and other agreements or the Selling Stockholders will be entitled to contribution. We will be indemnified by the Selling Stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Stockholders for use in this prospectus, in accordance with the related registration rights and other agreements or we will be entitled to contribution.

         Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

                            DESCRIPTION OF SECURITIES

General

         We are authorized to issue 35,000,000 shares of common stock, par value $.001 per share, and 1,000,000 shares of preferred stock, par value $.001 per share. As of January 7, 2003, 23,498,905 shares of our common stock were outstanding and owned of record by approximately 133 persons, and 938.2742 shares of our Series B Convertible Preferred stock owned of record by 25 persons were outstanding. We estimate that there are approximately 1,950 beneficial owners of our common stock. Our board of directors approved an amendment to our certificate of incorporation to increase the number of shares of our common stock we are authorized to issue from 35,000,000 shares to 200,000,000 shares. We expect our stockholders to vote on this amendment to our certificate of incorporation at our annual meeting of stockholders scheduled for February 11, 2003. Approximately up to 74,000,000 shares of our common stock offered by this prospectus cannot be sold until our certificate of incorporation is amended to authorize the issuance of 200,000,000 shares of our common stock.

Common Stock

         Holders of our common stock are entitled to one vote for each share on all matters submitted to a vote of our stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election if they choose to do so. Holders of common stock will be entitled to receive ratably dividends, if any, declared from time to time by our Board of Directors, and will be entitled to receive ratably all of our assets available for distribution to them upon liquidation. Holders of our common stock have no preemptive, subscription or redemption rights. All the currently outstanding shares of our common stock are, and all shares of our common stock offered by us hereby, upon issuance and sale, will be, fully paid and nonassessable.

Preferred Stock

         Our certificate of incorporation currently provides that we are authorized to issue up to 1,000,000 shares of "blank check" preferred stock. Without any further approval by our stockholders, our Board of Directors may designate and authorize the issuance, upon the terms and conditions the directors may determine, of one or more classes or series of preferred stock with prescribed preferential dividend and liquidation rights, voting, conversion, redemption and other rights. The issuance of preferred stock, while providing flexibility for securing needed financing and for possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of the common stock. Under certain circumstances, the issuance of preferred stock could also make it more difficult for a third party to gain control of Ortec, discourage bids for the common stock at a premium or otherwise adversely affect the market price of our common stock.

Series A Convertible Preferred Stock

         Prior to the issuance of our Series B Preferred Stock, there were
187.012 shares of our Series A Convertible Preferred Stock issued and outstanding. In connection with the issuance of our Series B Preferred Stock, the one holder of our Series A Convertible Preferred Stock exchanged its Series A Preferred shares for shares of Series B Preferred Stock, Series A Warrants, Series B-1 Warrants and Series B-2 Warrants. There are no shares of Series A Convertible Preferred Stock currently outstanding and we intend to file a certificate of cancellation with the Secretary of State of the State of Delaware with respect to the certificate of designation of preferences for our Series A shares.

Series B Convertible Preferred Stock

         Designation and Rank

         On August 26, 2002, in connection with our board of director's authority to issue "blank check" preferred stock, we filed an amendment to our certificate of incorporation in which amendment we designated the relative rights and preferences of our Series B Preferred Stock pursuant to which our board of directors authorized the issuance of 1,200 shares of Series B Preferred Stock, par value $0.001 per share. The Series B Preferred Stock ranks senior to our common stock and to all other classes and series of our equity securities which by their terms do not rank senior to the Series B Preferred Stock. The Series B Preferred Stock is subordinate to, and ranks junior to, all of our indebtedness. The Series B Preferred Stock has a stated value of $10,000 per share.

         Dividends

         Each holder of Series B Preferred Stock is entitled to receive dividends at the rate of 12% of the Series B Preferred Stock's stated liquidation preference amount ($10,00 per share), payable by us semi-annually and at our option in either cash or shares of our common stock that have been registered pursuant to an effective registration statement. The formula for determining the number of shares of our common stock to be paid as a dividend on each Series B Preferred share is the number equal to the quotient of (i) the dividend payment divided by (ii) the Conversion Price (defined below). Upon our issuance of the Series B Preferred Stock, we prepaid our first year dividend, by issuing 3,753,116 shares of our common stock to the holders of record of the Series B Preferred Stock.

         Dividends on the Series B Preferred Stock are cumulative, accrue and are payable semi-annually or upon conversion of the Series B Preferred Stock, at our option, in either cash or shares of our common stock. Dividends paid on the Series B Preferred Stock are paid prior and in preference to any declaration or distribution on any outstanding share of common stock or any other equity securities of ours which rank junior to the Series B Preferred Stock.

         As long as any shares of Series B Preferred Stock are outstanding, we will not declare, pay or set apart for payment any dividend or make any distribution on any junior stock (other than dividends or distributions payable in additional shares of junior stock), unless at the time of such dividend or distribution the we will have paid all accrued and unpaid dividends on the outstanding shares of Series B Preferred Stock.

         In the event of our dissolution, liquidation or winding up, all accrued and unpaid dividends on the Series B Preferred Stock shall be payable on the day immediately preceding the date of payment of the liquidation preference amount to the holders of Series B Preferred Stock. In the event of (i) a mandatory redemption of the Series B Preferred Stock, (ii) a redemption upon the occurrence of a Major Transaction (as defined below) or (iii) a redemption upon the occurrence of a Triggering Event (as defined below), all accrued and unpaid dividends on the Series B Preferred Stock shall be payable on the day immediately preceding the date of such redemption. In the event of a voluntary conversion of the Series B Preferred Stock, all accrued and unpaid dividends on the Series B Preferred Stock being converted shall be payable on the day immediately preceding the voluntary conversion.

         "Major Transaction" means:

         o the consolidation, merger or other business combination of Ortec with or into another person (other than (A) pursuant to a merger effected solely for the purpose of changing the jurisdiction of our incorporation or (B) a consolidation, merger or other business combination in which holders of our voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors of such entity or entities);

         o the sale or transfer of more than 20% of the our assets other than inventory in the ordinary course of business; or

         o consummation of a purchase, tender or exchange offer made to the holders of more than 30% of the outstanding shares of our Common Stock.

         "Triggering Event" means:

         o if any shares of Series B Preferred Stock are outstanding, the effectiveness of the Registration Statement lapses for any reason or is unavailable to the holders of the Series B Preferred Stock for sale of the shares of common stock into which the Series B Preferred Stock is convertible, and such lapse or unavailability continues for a period of ten consecutive trading days, and the shares of common stock into which such holder's Series B Preferred Stock can be converted cannot be sold in the public securities market pursuant to Rule 144(k), provided that the cause of such lapse or unavailability is not due to factors solely within the control of such holder of Series B Preferred Stock;

         o the suspension from listing or the failure of the Common Stock to be listed on the OTC Bulletin Board, Nasdaq SmallCap Market, The New York Stock Exchange,

              Inc. or The American Stock Exchange, Inc., for a period of five
              (5) consecutive days;

         o Our notice to any holder of Series B Preferred Stock of our inability to comply or our intention not to comply with proper requests for conversion of any Series B Preferred Stock;

         o our failure to comply with a conversion notice within ten business days after the receipt by us of the conversion notice and the Series B Preferred Stock certificates; or

         o we breach any representation, warranty, covenant or other term or condition of the Series B Preferred Stock purchase agreement, the Series B Preferred Stock Certificate of Designation or any other agreement, document, certificate or other instrument delivered in connection with the sale of the Series B Preferred Stock, except to the extent that such breach would not have a material adverse effect and except, in the case of a breach of a covenant which is curable, only if such breach continues for a period of a least ten days.

         Voting Rights

         Except as described below and otherwise required by Delaware law, the Series B Preferred Stock has no voting rights.

         As long as any shares of the Series B Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of the holders of at least 75% of the shares of the Series B Preferred Stock outstanding at the time, voting separately as a class:

         o authorize, create, issue or increase the authorized or issued amount of any class or series of stock, including any more shares of previously authorized common stock or preferred stock, ranking senior to the Series B Preferred Stock, with respect to the distribution of assets on liquidation, dissolution or winding up;

         o amend, alter or repeal the provisions of the Series B Preferred Stock, whether by merger, consolidation or otherwise, so as to adversely affect any right, preference, privilege or voting power of the Series B Preferred Stock;

         o repurchase, redeem or pay dividends on, shares of our junior stock;

         o amend our certificate of incorporation or by-laws so as to affect materially and adversely any right, preference, privilege or voting power of the Series B Preferred Stock;

         o    effect any distribution with respect to junior stock; or

         o    reclassify our outstanding securities.

         Liquidation Preference

         In the event of our liquidation, dissolution or winding up, the holders of shares of the Series B Preferred Stock then outstanding shall be entitled to receive, out of our assets, a liquidation preference amount equal to $10,000 per share of the Series B Preferred Stock plus any accrued and unpaid dividends before any payment shall be made or any assets distributed to the holders of our common stock or any other junior stock. If our assets are not sufficient to pay in full the liquidation preference amount (plus any accrued and unpaid dividends) to the holders of the Series B Preferred Stock and any series of preferred stock or any other class of stock on a parity, as to rights on liquidation, dissolution or winding up, with the Series B Preferred Stock, then all of our assets will be distributed among the holders of the Series B Preferred Stock and the other classes of stock on a parity with the Series B Preferred Stock, if any, ratably in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. After payment of the full liquidation preference amount (plus any accrued and unpaid dividends), the holders of shares of Series B Preferred Stock will not be entitled to any further participation as such in any distribution of our assets.

         Conversion

         Voluntary Conversion

         At any time on or after November 13, 2002 (the "Issuance Date"), each holder of Series B Preferred Stock may, at such holder's option, subject to the certain limitations described below, elect to convert all or any portion of the shares of Series B Preferred Stock held by such holder into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the liquidation preference amount divided by (ii) the Conversion Price (as defined below). Notwithstanding the foregoing, the holders of the Series B Preferred Stock are not entitled to convert all or any portion of the shares of Series B Preferred Stock held by such holder for a period of one hundred eighty
(180) days following the Issuance Date; provided, however, this restriction on conversion will not apply if (A) the registration statement, registering the shares of common stock issuable upon conversion of the Series B Preferred Stock is not declared effective on or before February 11, 2003, or (B) we have not obtained stockholder approval by January 12, 2003 to file an amendment to our certificate of incorporation increasing the number of our authorized shares of common stock to 200,000,000 shares.

         Mandatory Conversion

         Upon the occurrence of a Mandatory Redemption Date, each share of Series B Preferred Stock outstanding on the Mandatory Conversion Date shall, automatically convert into a number of fully paid and nonassessable shares of our common stock equal to the quotient of (i) the liquidation preference amount divided by (ii) the applicable conversion price in effect on the Mandatory Conversion Date.

         "Mandatory Conversion Date" means

         o the date which is not earlier than six months after the effective date of the registration statement, provided, that the closing bid price of our common stock exceeds $2.00 for a period of twenty consecutive trading days;

         o the date that we consummate an underwritten public offering that is not later than August 12, 2003 where we receives gross proceeds of at least $8 million.

         Provided, however, that on the Mandatory Conversion Date, such registration statement must be effective or the shares of our common stock into which the Series B Preferred Stock can be converted may be offered for sale to the public pursuant to Rule 144(k) under the Securities Act of 1933, as amended.

         Conversion Price

         The Series B Preferred Stock is subject to a fixed conversion price and an alternate conversion price. The fixed conversion price is equal to $1.00 per share, subject to certain adjustments described below, and at no time will the fixed conversion price exceed $1.00 per share.

         Beginning February 1, 2003, the holders of the Series B Preferred Stock may elect to apply an alternative conversion price, equal to 90% of the average of the five lowest volume weighted average prices for our common stock during the twenty trading days immediately prior to conversion, subject to certain adjustments described below. At no time will the alternative conversion price be less than $.25 per share (the "Alternative Conversion Price Floor"). In no event shall the alternative conversion price exceed the fixed conversion price.

         In the event that we enter into a letter of intent with respect to a merger, acquisition or business combination pursuant to which we will own at least 40% of such combined entity and we enter into a definitive agreement related to such merger, acquisition or business combination within thirty days of executing the letter of intent, the period in which the holders of the Series B Preferred Stock may elect to apply the alternative conversion price shall be deferred until the earlier of

         o ninety days following the closing of such merger, acquisition or business combination; and

         o one hundred twenty days following the execution of such definitive agreement.

         The alternative conversion price is also subject to the following conditions:

         If we consummate a public or private financing prior to May 13, 2003, at a price per share of our common stock of at least $1.00 and we receive aggregate cash proceeds in connection with such financing of at least $5 million, the alternative conversion price will no longer apply. In the event that such public or private financing is consummated at a price below $1.00 per share, the Alternative Conversion Price Floor shall be adjusted to the price per share paid in such public or private financing.

         o If we receive a licensing fee from a third party which provides us with an up-front payment of at least $5 million prior to May 13, 2003, the alternative conversion price shall be increased to the closing price of our common stock on the date that we publicly announce the closing of the license fee and, if our common stock closes above $1.00 per share on the date of such announcement, the alternative conversion price will no longer apply.

         o If we receive a strategic investment, which when combined with the licensing fee described above, that generates at least $5 million in proceeds to us, the Alternative Conversion Price Floor will be adjusted to equal the purchase price per share of our common stock issued in the strategic investment. If such strategic investment is consummated at a price per share of our common stock of $1.00 or greater, the alternative conversion price will no longer apply.

         In addition to the adjustments to the conversion price described above, the certificate of designation sets forth customary adjustments to the conversion price in the event of stock splits, combinations, dividends, distributions, reclassifications and other corporate events. If we issue or sell any additional shares of common stock at a price per share less than $.50, or without consideration, the fixed conversion price will be reduced to a price equal to the consideration per share paid for such additional shares of common stock. However, if the additional shares of common stock are issued in connection with an underwritten public offering in excess of $8 million at a price per share less than the conversion price then in effect, the conversion price will be adjusted to the price per share in the public offering, except that if the price per share is less than $1.00, the conversion price will equal $1.00, greater than $5 million but less than $8 million at a price per share less than the conversion price then in effect, the conversion price will be adjusted to the price per share in the public offering, except that if the price per share is less than $1.00, the fixed conversion price will equal $1.00 and the alternative conversion price will be adjusted to such price per share in the public offering.

         Reservation of Shares of Common Stock

         As long as any shares of Series B Preferred Stock are outstanding, we are required to reserve and keep available out of our authorized and unissued common stock, solely for the purpose of effecting the conversion of the Series B Preferred Stock, 200% of such number of shares of Common Stock that will be sufficient to effect the conversion of all of the Series B Preferred Stock then outstanding. To make certain that we have a sufficient number of shares of our common stock available for issuance upon conversion of the Series B Preferred Stock and exercise of the warrants issued in connection with each of the Series B Preferred stock financing, we will present and recommend to our stockholders that we file an amendment to our certificate of incorporation increasing the number of shares of our common stock we are authorized to issue from 35,000,000 to 200,000,000 shares. We believe we will obtain stockholder approval of such amendment at the meeting of our stockholders scheduled for February 11, 2003.

         Conversion Restrictions

         At no time may a holder of shares of Series B Preferred Stock convert such shares if the number of shares of our common stock to be issued in connection with such conversion would exceed, when aggregated with all other shares of our common stock owned by such holder at such time, more than 4.99% of all of our common stock outstanding at such time. However, this restriction may be waived by such holder if we are provided with written notice by such holder that such holder desires to waive this restriction. Moreover, this restriction will not be applicable during the sixty-one days immediately preceding the Mandatory Conversion Date.

         Redemption

         Redemption by holders of Series B Preferred Stock

         Upon the occurrence of a Major Transaction or a Triggering Event, each holder of Series B Preferred Stock will have the right, at such holder's option, to require us to redeem all or a portion of such holder's shares of Series B Preferred Stock at a price per share equal to 100% of the liquidation preference amount if paid in cash or 120% of the liquidation preference amount in the case of a Major Transaction and 150 percent in the case of a Triggering Event if paid in shares of our common stock, plus any accrued but unpaid dividends and liquidated damages (the "Major Transaction Redemption Price"). We will have the right to decide whether to pay the Major Transaction Redemption Price in cash or shares of our common stock. If we elect to pay the Major Transaction Redemption Price in shares of our common stock, the price per share will be based upon the conversion price then in effect on the day preceding the date of delivery of written notice by the holder of our Series B Preferred Stock of its election to have us redeem its Series B Preferred Stock, provided that we will only be required to issue shares of our common stock up to a number equal to 200% of the number of shares of our common stock to effect conversion of the Series B Preferred Stock and exercise of the warrants issued in connection with the purchase of the Series B Preferred Stock being converted, that we would have had to issue assuming such Series B Preferred Stock had been converted on November 13, 2002. The balance of the unpaid portion of the Major Transaction Redemption Price, if any, will be exchanged for a non-redeemable preferred convertible security of ours accruing interest at a rate of eighteen percent (18%) per annum, such interest payable in kind.

         Ortec's Redemption Option

         We may redeem all or a portion of the Series B Preferred Stock outstanding upon five days prior written notice at a price per share equal to 150% of the liquidation preference amount plus any accrued but unpaid dividends and liquidated damages. If a holder of Series B Preferred Stock has, prior to our redemption notice, delivered a conversion notice to us or delivers a conversion notice to us within twenty-four hours of such holder's receipt of our redemption notice, up to 50% of the shares of Series B Preferred Stock designated to be redeemed may be converted by such holder. If during the period between delivery of our redemption notice and the redemption date a holder would become entitled to deliver a notice of redemption at the option of the holder because of a Major Transaction, then the right of such holder shall take precedence over our previously delivered redemption notice.

         There are no restrictions on the repurchase or redemption of the shares of Series B Preferred Stock because of any arrearage in the payment of dividends.

Warrants

         We issued the following warrants to the purchasers of our Series B Preferred Stock, subject to the terms described below.

         Series A Warrants

         We issued Series A Warrants to purchase 9,382,742 share of our common stock for an exercise price of $0.001 per share. The Series A Warrants were immediately exercised by the holders of the Series B Preferred Stock. There are no Series A Warrants outstanding.

         Series B-1 and B-2 Warrants

         We issued Series B-1 Warrants to purchase 5,691,386 shares of our common stock at an exercise price of $1.50 per share. We also issued additional Series B-2 Warrants to purchase an additional 4,429,891 shares of our common stock at an exercise price of $2.00 per share. The Series B-1 Warrants may be exercised no earlier than August 13, 2003, and the Series B-2 Warrants may be exercised no earlier than November 13, 2003. Both the Series B-1 and the Series B-2 Warrants expire on November 13, 2009. The Series B-1 and the Series B-2 Warrants all contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock. Both the Series B-1 and the Series B-2 Warrants also have price protection in the event we issue any of our common stock, or securities convertible into or warrants or option to purchase our common stock, at a price lower than the exercise price of the Warrant. Subject to certain other conditions, if after November 12, 2003, our common stock is trading equal to or greater than $3.00 per share, we may purchase up to 100% of the Series B-1 and Series B-2 Warrant Shares at a price of $0.10 per share issuable upon exercise of the Warrants.

         Placement Agent Warrants

         We issued two classes of warrants to the designees of the placement agent who arranged for the sale of our Series B Preferred Stock. The material terms of those warrants are set forth below:

         We issued warrants to purchase 800,000 shares of our common stock at an exercise price of $0.001 per share. These warrants may be exercised at any time and they expire the later of January 31, 2003 or five days after the effective date of a registration statement registering the shares issuable upon exercise of those warrants for sale in the public securities markets. The

Warrants contain customary provisions with respect to adjustments to the number of shares of our common stock issuable upon exercise of the Warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock. 674,000 of these warrants have already been exercised in cashless exercises for 671,439 shares of our common stock.

         We issued other warrants to the designees of the placement agent to purchase an additional 500,000 shares of our common stock at an exercise price of $1.50 per share. These warrants may be exercised no earlier than August 13, 2003, and they expire on November 13, 2009. These warrants also contain customary provisions with respect to adjustments to the exercise price and the number of shares of our common stock issuable upon exercise of the Warrants in the event we are a party to any recapitalization, reorganization, reclassification, consolidation, merger, sale, stock dividend, stock split or reverse stock split involving our common stock. These warrants also provide price protection in the event we issue any of our common stock, or securities convertible into, or options or warrants to purchase, our common stock, at a price lower than the exercise price of the Warrants.

         The transfer agent for our common stock is Jersey Transfer and Trust Co., Verona, New Jersey.

                                  LEGAL MATTERS

         The legality of the common stock offered hereby will be passed upon for us by Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP, New York, New York.

                                     EXPERTS

         Our consolidated financial statements as of December 31, 2000 and 2001 and for each of the three years in the period ended December 31, 2001 and for the period from March 12, 1991 (inception) to December 31, 2001, incorporated by reference in this prospectus and elsewhere in this registration statement have been audited by Grant Thornton LLP, Independent Certified Public Accountants, as stated in their report incorporated by reference herein and are included in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

              INFORMATION WITH RESPECT TO ORTEC INTERNATIONAL, INC.

            This prospectus is being delivered with a copy of our Form 10-K most recently filed and all our Form 10-Qs and 10-Q/A filed thereafter and our Form 8-K filed December 13, 2002.

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



                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the information requirements of the Securities Exchange Act of 1934, as amended (the Exchange Act), and in accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. Our reports, proxy statements and most other information that we file with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549. Copies of this material may be obtained by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains our reports, proxy statements and other information as well as documents from other companies that file electronically with the SEC. The Internet address is http://www.sec.gov.

         This prospectus is only a part of a registration statement we filed with the SEC under the Securities Act of 1933 and, therefore, it does not include all the information contained in the registration statement. We have also filed exhibits and schedules to the registration statement that are excluded from this prospectus and the accompanying supplement. Among such exhibits are a number of our material contracts, and you should refer to the applicable exhibit for the complete text of any such contract described in this prospectus. You may inspect or obtain a copy of the registration statement, including exhibits and schedules, as described in the previous paragraph.

         Our Internet address is www.ortecinternational.com. The information contained on our website and on any websites linked by our website, however, is not part of this prospectus and you should not rely on such information in deciding whether to invest in our securities.

         Our common stock is listed on the Over the Counter Bulletin Board
"ORTC."

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



                      INFORMATION INCORPORATED BY REFERENCE

         The SEC allows us, under certain circumstances, to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below.

         o Our Annual Report on Form 10-K, for our fiscal year ended December 31, 2001;

         o Our Quarterly Reports on Form 10-Q and 10-QA for our fiscal quarters ended March 31, 2002 June 30, 2002 and September 30, 2002;

         o Our Form 8-K filed with the SEC on December 13, 2002, describing termination of employment agreements we entered into with three of our executive officers; and

         o The "Description of Registrant's Securities to be Registered" contained in our Registration Statement on Form 8-A, filed December 5, 1995 including any amendment or report filed for the purpose of updating such description.

         Any documents we file pursuant to Section 13(a), 13(c), or 15(d) of the Exchange Act (File No. 0-27368) after the date of this prospectus and prior to the termination of the offering will automatically be deemed to be incorporated by reference in this prospectus and to be a part of this prospectus from the date of filing those documents (except that each time we file a new annual report on Form 10-K, any of such documents filed prior to such filing shall no longer be incorporated into this prospectus). Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in those documents modifies or supersedes that statement. Any statements so modified or superseded will not be deemed to constitute a part of this prospectus, except as so modified or superseded. In addition, any prospectus supplement filed in relation to this prospectus shall be deemed to supercede for all purposes any earlier prospectus supplement filed in relation to this prospectus.

         We will provide without charge to each person to whom this prospectus is delivered, upon written or oral request, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this prospectus. Requests for these documents should be directed to by mail to Mr. Ron Lipstein, Secretary, Ortec International, Inc., 3960 Broadway, New York, NY 10032, or by telephone at (212) 740-6999.

         You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor any Selling Stockholder have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The information in this prospectus is current as of its date.

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



         SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Our certificate of incorporation provides that the personal liability of our directors shall be limited to the fullest extent permitted by the provisions of Section 102(b)(7) of the General Corporation Law of the State of Delaware (the "DGCL"). Section 102(b)(7) of the DGCL generally provides that no director shall be liable personally to us or our shareholders for monetary damages for breach of fiduciary duty as a director, provided that our certificate of incorporation does not eliminate the liability of a director for
(i) any breach of the director's duty of loyalty to us or our shareholders; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) acts or omissions in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) any transaction from which such director derives improper personal benefit. The effect of this provision is to eliminate our rights and the rights of our shareholders through stockholders' derivative suits on our behalf, to recover monetary damages against a director for breach of her or his fiduciary duty of care as a director including breaches resulting from negligent or grossly negligent behavior except in the situations described in clauses (i) through (iv) above. The limitations summarized above, however, do not affect our or our shareholders ability to seek non-monetary remedies, such as an injunction or rescission, against a director for breach of her or his fiduciary duty.

         In addition, our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the DGCL, indemnify all persons who we may indemnify pursuant to Section 145 of the DGCL. Section 145 of the DGCL permits a company to indemnify an officer or director who was or is a party or is threatened to be made a party to any proceeding because of his or her position, if the officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of such company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

         We maintain a directors' and officers' liability insurance policy covering certain liabilities that may be incurred by our directors and officers in connection with the performance of their duties. The entire premium for such insurance is paid by us.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors and officers, and to persons controlling Ortec pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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